Exhibit 99.1

RESIGNATION OF

CHIEF FINANCIAL OFFICER

OF

CANNABICS PHARMACEUTICALS INC.

The following is a true copy of the Chief Financial Officer’s Resignation from the Corporation, held this 9th, December 2016;

WHEREAS the undersigned was appointed as Chief Financial Officer of the Corporation and has served in said capacity to date, he has determined at this time to formally RESIGN and renounce all further corporate designation or affiliation with CANNABICS PHARMACEUTICALS INC. and hereby formally RESIGNS, and severs any and all officials ties, duties, obligations or liabilities regarding CANNABICS PHARMACEUTICALS INC., and does hereby, by affixing, his signature hereto, officially as his last corporate act, DOES HEREBY RESIGN. This Resignation is not the result of any dispute with management.

The Board shall choose a new Chief Financial Officer at a time and place of its choosing.

DATED: 9th, December, 2016

/s/ DOV WEINBERG

DOV WEINBERG, CFO

CANNABICS PHARMACEUTICALS INC.